[redacted]

11017906

SECURITIES AND EXCHANGE
RECEIVED
FEB 2 3 2011
DIVISION OF MARKET REGULATION

TED STATES
EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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3/14/11

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8 - ~~65388~~ 67783

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/1/09 (MM/DD/YY) AND ENDING 6/30/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
OptionVue Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

950 Technology Way, Suite 125
(No. and Street)

Libertyville (City) Illinois (State) 60048 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ken Siegel (847) 816-6610
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PMB Helin Donovan, LLP
(Name – *if individual, state last, first, middle name*)

5918 W. Courtyard Drive Suite 500 (Address) **Austin** (City) **Texas** (State) 78730 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 23 2011
22 REGISTRATIONS BRANCH

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/15

OATH OR AFFIRMATION

I, Ken Seigel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OptionVue Securities Corp., as of June 30, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

____
Signature

President
Title

____
Notary Public

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

OPTIONVUE SECURITIES CORPORATION

(A Development Stage Company)

Financial Statements
June 30, 2010

(With Independent Auditors' Report Thereon)

OPTIONVUE SECURITIES CORPORATION
(A Development Stage Company)
Index to Financial Statements and Supplemental Schedule
June 30, 2010

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
OptionVue Securities Corporation:

We have audited the accompanying statement of financial condition of OptionVue Securities Corporation (A Development Stage Company) as of June 30, 2010, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the period from October 26, 2006 (Inception) to June 30, 2010 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of OptionVue Securities Corporation (A Development Stage Company) as of June 30, 2010, and the results of its operations and its cash flows for the year then ended and the period from Inception to June 30, 2010 in conformity with accounting principles generally accepted in the United States of America.

The accumulated deficit during the developmental stage for the period from Inception to June 30, 2010 is $1,056,445.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas
October 28, 2010

OPTIONVUE SECURITIES CORPORATION
(A Wholly Owned Subsidiary of OptionVue, Inc.)
(A Devlopment Stage Company)
Statement of Financial Condition
June 30, 2010

Assets	
Cash and cash equivalents	$ 6,055
Total assets	$ 6,055
Stockholder's equity	
Common stock, voting, 1,000,000 shares authorized, 241,000 shares issued and outstanding	$ 20,000
Additional paid-in capital	1,045,500
Retained earnings (Deficit accumulated during the development stage)	(1,059,445)
Total stockholder's equity	$ 6,055

See notes to financial statements and independent auditors' report.

OPTIONVUE SECURITIES CORPORATION
(A Wholly Owned Subsidiary of OptionVue, Inc.)
(A Development Stage Company)
Statements of Operations
For the Year Ended June 30, 2010, and the Period
from October 26, 2006 (Inception) to June 30, 2010

	Year Ended June 30, 2010	Inception to June 30, 2010
Revenues		
Interest	$ 6	$ 1,572
Total revenues	6	1,572
Expenses		
Payroll and benefits	175,423	816,510
Management fees	83,071	115,071
Professional fees	30,458	77,859
Registration fees	21,264	41,210
Insurance	627	2,507
Other expenses	1,211	7,860
Total expenses	312,054	1,061,017
Net loss	$ (312,048)	$ (1,059,445)

See notes to financial statements and independent auditors' report.

OPTIONVUE SECURITIES CORPORATION
(A Wholly Owned Subsidiary of OptionVue, Inc.)
(A Development Stage Company)
Statements of Changes in Stockholder's Equity

	Common Stock	Additional Paid-In Capital	Deficit Accumulated During Development Stage	Total
Balances at October 26, 2006	$ -	$ -	$ -	$ -
Sale of stock	20,000	-	-	20,000
Capital contributions	-	130,000	-	130,000
Net loss	-	-	(82,567)	(82,567)
Balances at July 1, 2007	20,000	130,000	(82,567)	67,433
Capital contributions	-	90,000	-	90,000
Net loss	-	-	(149,697)	(149,697)
Balances at July 1, 2008	20,000	220,000	(232,264)	7,736
Capital contributions	-	512,000	-	512,000
Net loss	-	-	(515,133)	(515,133)
Balances at July 1, 2009	20,000	732,000	(747,397)	4,603
Capital contributions	-	313,500	-	313,500
Net loss	-	-	(312,048)	(312,048)
Balances at June 30, 2010	$ 20,000	$ 1,045,500	$ (1,059,445)	$ 6,055

See notes to financial statements and independent auditors' report.

OPTIONVUE SECURITIES CORPORATION
(A Wholly Owned Subsidiary of OptionVue, Inc.)
(A Development Stage Company)
Statements of Cash Flows
For the Year Ended June 30, 2010, and the Period
from October 26, 2006 (Inception) to June 30, 2010

	Year Ended June 30, 2010	Inception to June 30, 2010
Cash flows from operating activities:		
Net loss	$ (312,048)	$ (1,059,445)
Adjustments to reconcile net income to		
net cash used in operating activities:		
Change in assets and liabilities		
Other assets and FINRA receivable	4,489	-
Accrued expenses and other liabilities	(35,582)	-
Net cash used in operating activities	(343,141)	(1,059,445)
Cash flows from financing activities:		
Capital stock	-	20,000
Contributions of capital	313,500	1,045,500
Net cash provided by financing activities	313,500	1,065,500
Net (decrease) increase in cash and cash equivalents	(29,641)	6,055
Cash and cash equivalents at beginning of period	35,696	-
Cash and cash equivalents at end of period	$ 6,055	$ 6,055

Supplemental disclosures of cash flow information:

Interest paid	$ -	$ -
Income taxes paid	$ -	$ -

Non-cash financing activities:

During 2010 additional paid in capital of $3,000 was recorded for the use of office space and equipment.

See notes to financial statements and independent auditors' report.

OPTIONVUE SECURITIES CORPORATION
(A Wholly Owned Subsidiary of OptionVue, Inc.)
(A Development Stage Company)
Notes to the Financial Statements
June 30, 2010

Note 1 - Organization and Operation

OptionVue Securities Corporation (Company) was incorporated in the State of Illinois on October 26, 2006 and became a registered broker/dealer with the Securities and Exchange Commission (SEC) in May 2009 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a wholly owned subsidiary of OptionVue, Inc. ("Parent"). The Company operates under the provisions of paragraph K (2) of Rule 15c3-3 of the SEC, and accordingly is exempt from the remaining provisions of that rule. The company's customers will consist of individuals located throughout the United States of America.

The Company's activities from October 26, 2006 (inception) through June 30, 2010, primarily consisted of establishing its facilities, recruiting personnel, developing business activities, financial planning, and raising capital. Accordingly, the Company is considered a development stage enterprise for accounting purposes.

The Company has entered into a clearing agreement with a clearing broker-dealer as well as a secondary clearing agreement. The agreements have an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on any unsettled trades. At June 30, 2010, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Note 2 - Significant Accounting Policies

Basis of Accounting - These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles whereby revenues are recognized in the period earned and expenses when incurred.

Cash Equivalents - The Company considers short-term investments, which may be withdrawn at any time without penalty, and restricted cash, which will become available within one year from the date of the financial statements, to be cash equivalents.

Financial instruments and credit risk - Financial instruments that potentially subject the Company to credit risk include cash. The Company's cash balances did not exceed federally insured limits at June 30, 2010.

Fair Value of Financial Instruments - The Company's financial instruments consist principally of cash. The estimated fair value amounts have been determined by the Company, using available market information and appropriate valuation methodologies. The Company believes all of the financial instruments' recorded values approximate current market values.

Recent Accounting Pronouncements - In May 2009, the FASB issued authoritative guidance for subsequent events. This guidance establishes general standards of accounting and disclosures of events that occur after the balance sheet date but before financial statements are issued or available to be issued. Specifically, these standards set forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. This guidance is effective for financial statements issued for fiscal years beginning after June 15, 2009.

In June 2009, the FASB issued authoritative guidance establishing the FASB Accounting Standards Codification ("FASB Codification") as the source of authoritative non-governmental GAAP, except for rules and interpretive releases of the Securities and Exchange Commission ("SEC"), which are sources of authoritative GAAP for SEC registrants. All other non-grandfathered, non-SEC accounting literature not included in the FASB Codification became non-authoritative. This standard is effective for financial statements issued for fiscal years ending after September 15, 2009. As the FASB Codification was not intended to change or alter existing GAAP, it did not have an impact on the Partnership's financial statements other than for those standards applicable to the Partnership issued thereafter.

Income Taxes - The Company files a consolidated income tax return with its Parent. Income taxes are recorded using the separate company method to comply with Accounting Standards Codification 740. Any resulting provision or benefit for income taxes is recorded as a receivable from or payable to the Parent. Future benefits with respect to loss carry-forwards that are expected to expire unused are offset by a valuation allowance.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Date of Management's Review - Management has evaluated the financial statements for subsequent events through the issuance date, October 26, 2010.

Note 3 - Liquidity and Capital Resources

The Company has had minimal revenues for the period from inception (October 26, 2006) through June 30, 2010. The Company's principal business objective for the next 12 months and beyond will be to develop the business. There can be no assurance that the Company will ever achieve or sustain profitability or positive cash flow from operations. To date, the Company has funded its activities primarily through capital contributions from the parent company.

Note 4 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2010, the Company had net capital in excess of minimum requirements and net capital requirements of $1,055 and $5,000, respectively. The Company's net capital ratio was 0 to 1 at June 30, 2010.

Note 5 - Equity

In October 2006, the Parent invested $20,000 for 100,000 shares of the Company and is the sole shareholder of the Company. The Parent has contributed capital to the Company of $55,000, $75,000, $90,000, $512,000 and $310,500 in fiscal years 2006, 2007, 2008, 2009 and 2010, respectively.

Note 6 - Income Taxes

The income tax expense for the year ended June 30, 2010 differs from the amount computed by applying the U.S. Federal income tax rate of 15% primarily due to an increase in the valuation allowance related to deferred tax assets.

Deferred tax assets		**2010**
Net operating loss carryforward	$	(46,000)
Valuation allowance		46,000
Total deferred tax assets	$	-

At June 30, 2010, the Company has net operating loss carry forwards of approximately $1,050,000 for U.S. Federal tax purposes, which will begin to expire in 2027 if not utilized. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax assets, projected future taxable income, and tax planning strategies in making this assessment. Based upon projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely the Company will not realize the benefits of these deductible differences.

Note 7 - Related Party

There is a management service agreement between OptionVue Systems International Inc. (OVSI) and the Company. Under the agreement, OVSI provides administrative services for invoicing, collecting, bookkeeping and related services. Such services are performed by such appropriately qualified and experienced personnel as OVSI may designate. OVSI also provides the Company with office space, electricity, telephone service, computers, internet access and other typical office facilities and services as the Company may require. The Company was allocated costs of $3,000 for these services by OVSI in 2010.

Note 8 - Commitments and Contingencies

Litigation

The Company is subject to various claims and legal actions arising in the ordinary course of business. At June 30, 2010, the Company was not involved in any litigation or active legal actions.

Schedule I
OPTIONVUE SECURITIES CORPORATION
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
As of June 30, 2010

Total stockholder's equity qualified for net capital	$	6,055
Deductions and/or charges		
Non-allowable assets:		
Other assets		-
Total deductions and/or charges		-
Net capital before haircuts on securities		6,055
Haircuts on securities		-
Net capital	$	6,055
Aggregate indebtedness		
Accured expense and other liabilities	$	-
Total aggregate indebtedness	$	-
Computation of basic net capital requirement		
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	5,000
Net capital in excess of minimum requirement	$	1,055
Ratio of aggregate indebtedness to net capital		0 to 1
Reconciliation with company's computation (included in part II of Form X-17A-5 as of June 30, 2010)		
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	6,061
Non-allowable credits:		
Accrued payroll expenses		(6)
Allowable debits:		
Other assets		-
Net capital per above	$	6,055

See notes to financial statements and independent auditors' report.

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Stockholder of
OptionVue Securities Corporation:

In planning and performing our audit of the financial statements and supplemental schedules of OptionVue Securities Corporation (A Development Stage Company) (the Company), as of and for the year ended June 30, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

5918 West Courtyard Drive, Suite 500 · Austin, TX 78730
tel (512) 258-9670 · fax (512) 258-5895
PMB HELIN DONOVAN, LLP · A MEMBER OF RUSSELL BEDFORD INTERNATIONAL

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PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, we identified the following deficiency in internal control that we consider to be a significant deficiency:

> The Company did not have audited financial statements filed with the SEC, NASD, and FINRA prior to sixty days after year-end or to the expiration of the thirty day extension.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, Securities and Exchange Commission, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

October 28, 2010
Austin, Texas